UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated May 17, 2013, announcing that the Company has completed the transaction to sell the T-15 Tender rig.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)
Dated: May 17, 2013
	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

EXHIBIT 99.1

SDRL - Seadrill Limited closes the tender rig T15 transaction

Hamilton, Bermuda, May 17, 2013 - We refer to the press release dated May 7, 2013, which announced the transaction to sell the T-15 Tender rig.

Seadrill Limited (“Seadrill” or “The Company”) has today completed the previously announced transaction to sell the T-15 tender rig to Seadrill Partners.

The agreed upon sale is for a total price of US$210 million, less approximately US$100 million of debt outstanding under the credit facility secured by the T-15. The balance of the total consideration is being financed with vendor financing provided by Seadrill in the form of a loan in the amount of approximately US$110 million.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.